April 13, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edward M. Kelly Sherry Haywood

Re:	Infuzed Brands Inc. Offering Statement on Form 1-A File No. 24-11166

Dear Mr. Kelly and Ms. Haywood:

Infuzed Brands Inc., a British Columbia corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:00 PM Eastern Time on April 15, 2020, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Rebecca DiStefano at (561) 955-7654. Thank you for your assistance and cooperation.

Very truly yours,

INFUZED BRANDS INC.

By: /s/ Roop Mundi

Name: Roop Mundi

Title: Chief Executive Officer